Exhibit 99.1

Ambow Education Holding Ltd. Announces Resignation of Independent Auditor and Counsel to Audit Committee

BEIJING, March 22, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that its registered independent accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”), has resigned as auditor of the Company by a letter dated March 22, 2013. The Company also announced that Fenwick & West LLP (“Fenwick”) resigned as counsel to the audit committee of the Company (the “Audit Committee”), which has conducted an investigation (the “Investigation”) since July 2012 into allegations made by a former employee of the Company of financial impropriety and wrongful conduct in connection with the Company’s acquisition of a training school in 2008 and other issues.

In its letter, PWC stated it was resigning as a result of its concerns that the Investigation may not be given the necessary resources and time, and the presence of existing management may make conducting an investigation of the scope that PWC believes is warranted unlikely. PWC also stated it has not reached any conclusions in connection with the Investigation, which is still ongoing, although it is possible the  ultimate outcome of the Investigation and any remediation effects by the Company might have caused PWC to seek additional information, conduct additional procedures and may have caused PWC to conclude that the Company’s previously issued financial statements and its opinions thereon should no longer be relied upon or that PWC could no longer rely on the Company’s internal controls or the representations of the Company’s management.

PWC further stated, however, that it is not aware of any disagreements between PWC and the Company’s management on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PWC would have caused PWC to make reference to the subject matter of the disagreements in connection with its reports.

Following receipt of PwC’s resignation, Fenwick resigned as counsel to the Audit Committee, stating it believed the newly-constituted Audit Committee would be best served by choosing a new law firm to assist the Audit Committee and that Fenwick would provide successor counsel with all of the information gathered to date and otherwise work diligently to ensure a smooth transition.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com